

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 17, 2010

By U.S. Mail and Facsimile to: (916) 444-2100

Patrick J. Moty
President and Chief Executive Officer
Bank of Commerce Holdings
1951 Churn Creek Road
Redding, California 96002

> **Re:** **Bank of Commerce Holdings**
> **Registration Statement on Form S-1**
> **Filed February 11, 2010**
> **File No. 333-164863**

Dear Mr. Moty:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Where You Can Find More Information, page iii

1.   We note that you incorporate certain information into the prospectus by reference. We also note, however, that you have not yet filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year. Pursuant to General Instruction VII.C of Form S-1, you are

therefore not eligible to use incorporation by reference. Please revise your prospectus accordingly.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3469 with any questions.

Sincerely,

Justin Dobbie
Attorney Advisor

cc: Bruce Dravis
        Downey Brand LLP
         (By facsimile)